Filed by Ecolab Inc.

(Commission File No. 001-09328)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nalco Holding Company

At  9:00 a.m. Eastern time, on July 20, 2011, Ecolab Inc. used the following slides in a live webcast to review the announcement of the proposed merger and earnings guidance.  The presentation slides, will be available to the public on Ecolab’s website at www.ecolab.com/investor for a 30-day period.

Ecolab Merger with Nalco Creating the global leader in cleaning, sanitizing and water management July 20, 2011

Cautionary Statement This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Ecolab and Nalco, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Ecolab or Nalco prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Ecolab or Nalco could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Ecolab, Nalco and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Ecolab and Nalco, see the Annual Reports on Form 10-K of Ecolab and Nalco for the fiscal year ended December 31, 2010 and the companies’ other public filings with the SEC. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Ecolab nor Nalco undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information Additional Information and Where to Find it Ecolab will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Ecolab and Nalco that will also constitute a prospectus of Ecolab relating to the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Secretary or by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Secretary and security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. Participants in the Merger Solicitation Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Agenda Transaction Overview Rationale and Strategy Nalco Overview Strategic Fit Financial Summary and EPS Forecast Update Summary

Nalco Leading global provider of water management services operating in 150 countries Leading positions in water, energy and process technology and services More than 2x the size of nearest competitor in water services Industry-leading technology Emerging markets strategy focuses resources in areas of rapid growth Ecolab Leading global provider of cleaning and sanitizing operating in 160 countries Leading positions in food safety hygiene, healthcare infection prevention and commercial pest elimination Industry leader in service expertise, technology and innovation Strong, consistent track record of revenue growth, profitability and cash flow Two Global Leaders with Complementary Businesses and Strengths

Snapshot of Companies Ecolab Nalco Market Cap $13.0B $4.0B 2010 Revenues $6.1B $4.3B 2010 EBITDA $1,162M $747M 2010 Net Income $530M $196M Employees 26,500 in 160 countries 12,500 in 150 countries Sales/Service Employees 14,500 7,500 Technology Centers 7 14 2010 R&D $88M $80M Headquarters St. Paul, MN Naperville, IL

Ecolab merging Nalco to form the world’s leading cleaning, sanitizing and water management company, serving the institutional, industrial and energy (oil and gas) markets Nalco shareholders receive consideration valued at approximately $38.80, paid 70 percent stock / 30 percent cash subject to proration and adjustment Nalco shareholders will be entitled to receive, for each Nalco share, 0.7005 shares of Ecolab or $38.80 in cash, subject to proration such that overall consideration paid to Nalco shareholders shall be 70 percent Ecolab shares and 30 percent cash Nalco shareholders will receive in aggregate $5.4 billion ($3.8 billion Ecolab stock and $1.6 billion in cash) Total enterprise value of $8.1 billion, inclusive of $2.7 billion in Nalco net debt 10.9x 2011E EBITDA 9.0x 2011E EBITDA (with approximately $150 million of run-rate-cost synergies) Accretive to EPS and EPS growth 2012 EPS accretion of approximately $0.10 per share Combined company adjusted 2012 EPS forecast to be approximately $3.00 per share Nalco management team to join Ecolab Expected closing prior to year-end 2011 Subject to regulatory approval and other customary closing conditions Ecolab and Nalco shareholder votes Transaction Overview

Compelling Strategic and Financial Benefits Creates Market Leader Serving Mega Trends Common mission: cleaner, safer, healthier Positioned to capitalize on mega trends: Growth in food demand and food safety challenges, energy demands, water scarcity, aging population’s needs for healthcare, shifting economic trends Combination Poised To Capitalize on Trends, Driving Even Faster Growth Unique Circle the Customer, innovation and process synergies Increased scale and exposure in emerging markets Strong combined management team and financial resources Strong Business Model, Technology and Culture Fit Shared growth and customer service culture mindset Both operate unique service/technology models Highly compatible and leveragable technology know how Compelling shareholder value creation: accretive transaction Attractive revenue synergy opportunities Approximately $150 million of cost synergies identified Transaction is expected to be accretive to EPS in 2012 and subsequent years, bolstering double-digit growth Conservative Financial Position Maintained Expected to retain a strong investment grade rating, reflecting the strong Ecolab balance sheet and significant cash flow generation and deleveraging post-combination

Macro Trends in Favor of Combined Platform Aging Population Energy / Material Demand Water Shortage Nature Out of Home Shift (meal preparation) Technology Meal prep away from home continues in emerging markets. Aging population in EMEA, Japan, and China will drive travel and healthcare Demand for energy and water driving higher costs and shorter supply, with dramatically different geographic magnitude and timing Water scarcity is expected to be a dominant issue, particularly in high growth emerging market economies Evolution presents new food safety and infection challenges Science & technology requires broader set of product and process improvements Population Growth Economic Shifts More people: +50% by 2050. Trend toward protein means 2x calories will be needed Food production accounts for nearly 75% of water consumption Emerging markets will account for the majority of absolute GDP growth through 2015

Nalco Overview

Nalco Overview Naperville, Illinois based 12,500 employees Servicing 50,000 customer locations in more than 150 countries Specialty chemical and service company NYSE: NLC $4.3B Revenue (2010) $4.0B Market Cap(1) $6.7B Enterprise Value(1) $2.7B of net debt due to previous LBO Essential Expertise for Water, Energy and Air (1) As of July 19, 2011.

Essential Expertise for Water Management Strengths Diverse customers and industries served Global reach World class industry experts Customer focused, integrated approach Industry leading technology Customer Value Proposition Environmental Sustainability Providing clean water Using less water Creating energy savings Economic Sustainability Reducing costs Maximizing production Preserving assets Social Sustainability Focusing on safety

Nalco Overview Water Services 2010 Market Position #1 Market Position $6B global market #3 Market Position $7B global market #1 Market Position $6B global market Service Overview Water treatment chemistry for industry (including F&B, hospitality, etc.) Water treatment and process chemistry for paper industry Water treatment and process chemistry for oil and gas recovery, refining and processing Paper Services Energy Services 2010 Sales $1.8B (42% total) $0.8B (18% total) $1.7B (40% total) Markets Served Light and heavy industrial, hotels, hospitals, commercial buildings, food and beverage processing Paper and pulp production Upstream and downstream gas and oil exploration and refining

Water Quality & Scarcity Positioned to Benefit from Mega Trends Consumption increases exponentially with industrialization of emerging countries vs. global water scarcity Water a key limiting factor for industrial growth in many regions Increasing emphasis on water efficiency & re-use Emerging markets driving demand growth for oil and gas Poor quality of oil and challenging locations for new oil and gas resources require increased technical sophistication New energy resources are increasingly water intensive Economic growth shifts towards emerging markets where water and energy are stressed Energy, mining & paper are “anchor” industries in emerging economies Water quality and availability are critical to safe food, healthy lives and successful economies Energy Demand & Scarcity Emerging Markets Growth

Diverse End Market and Geographic Mix Nalco Geographic Mix Nalco End Market Mix 2010 Revenue: $4.3B 2010 Adj. Operating Income: $508M(1) Note: Based on revenue. (1) Adjusted operating income excludes $55mm of earnings related to the sale of COREXIT dispersants in connection with the Gulf of Mexico oil spill, $36mm of earnings related to businesses divested during 2010, and other one-time adjustments and non-recurring charges. North America 49% EMEA 24% AP/LA 27% Energy 40% F&B 6% Industrial 31% Paper 18% Institutional 5%

Unmatched, Diverse Global Presence North America 2010 Sales: $2.1B Employees: ~4,600 Plants: 18 Europe, Africa, Middle East 2010 Sales: $1.0B Employees: ~2,800 Plants: 13 Asia / Pacific 2010 Sales: $0.7B Employees: ~2,500 Plants: 13 Latin America 2010 Sales: $0.5B Employees: ~1,600 Plants: 6 50,000 Customers 7,500 Sales and Service Professionals Largest Customer <5% of sales Of Top 20 Customers, 19 with Nalco >10 years Countries of Operation Plant (1) Source: Publically available information $750M Revenue in Emerging Markets NY0067A3

Similar Business Model to Ecolab Customer-intimate approach driven by strong technical field service organization, direct sales channel and process knowhow Innovation in services, automation, chemistry and specialty equipment Recurring revenues from multi-year service agreements Value-focused delivery of solutions that continually provide lower total cost of operation and improved environmental performance Recurring Customer-intimate Value-focused Innovative

Fundamentals of Water Treatment Businesses Water is integral to industrial processes, including cleaning and sanitizing: Water added Water cleaned and/or recycled Water extracted Water quality protected “Tools” for water business across all industries Specialty chemistry and service (biocides, surfactants, coagulants, polymers, flocculants, etc) Field know-how and technical application Dispensing and control Increasingly, information on process operation and service Largest segments Boiler and cooler water treatment Cleaning and sanitation – Clean-in-Place systems Waste water treatment Mining and mineral processing Oil and gas extraction and processing Pulp & paper processing

Water Services Division Market Position: #1 in $6B global water treatment chemical & service market End Markets Competition(1) Core offering: Boiler and cooling water treatment Raw and waste water treatment Mining and mineral process aids and operational efficiency Air emission control and combustion efficiency 3D TRASAR and 360 Monitoring 1) Estimated market share. Nalco 28% Ashland 7% GE Betz 8% Danaher 3% BASF 3% Kurita 5% Others 46% Power 16% Metal 11% Mining 11% Chemical 10% F&B 16% Manufacturing 14% Institutional 13% Others 9% (Industrial and Institutional)

1) Estimated market share. Paper Services Division Market position: #3 in $7B global pulp and paper water treatment, service and process chemicals market Core offering: Boiler and cooling water treatment Raw and waste water treatment Pulp and paper process aids and operational efficiency Air emission control and combustion efficiency 3D TRASAR and 360 Monitoring Others 36% Ashland 21% AkzoNobel 3% BASF 15% Nalco 11% Kemira 11% Buckman 3% Tissue 13% Graphics Grades 50% Board & Packaging 37% Competition(1) End Markets

Energy Services Division Market Position: #1 in $6B market; provider to petrochemical industry of water treatment/service, and process aids for oil and gas recovery and processing Refining Petrochemical processing Core offering: Boiler, cooling, raw and waste water treatment Enhanced oil recovery Oil and gas processing aids and operational efficiency aids Air emission control and combustion efficiency 3D TRASAR and 360 Monitoring Drilling and extraction Oil and gas production Others 33% Nalco 30% Champion 5% GE Betz 9% Baker Petrolite 23% Upstream 60% Downstream 40% Competition(1) End Markets 1) Estimated market share.

Why Ecolab and Nalco Fit Water scarcity is a major world challenge and a growth opportunity 40% of the world will be living in water scarce regions by 2025, especially India and China Water is an industrial growth limiting factor in many regions Large expanding market, growing faster than global GDP Fundamental growth opportunity “Food safety” also “water scarcity” issue Growth opportunity in core markets attractive adjacency Water integral to cleaning & sanitizing Sustainability increasingly a strategic imperative of our customers Energy a large, high growth, attractive segment opportunity High single-digit to low double-digit growth rates driven by more difficult-to-reach, harder to treat oil, where water is a key part of the extraction process Significant growth opportunities in emerging market countries Technology and service differentiation key to driving growth and customer relationships Our business models fit Service culture and market leader Service/Chemistry model with recurring revenue stream Innovation, customer application know-how critical to deliver value

Strong Strategic Fit +

Technology and Service Focus Sales and Services Employees 14,500 7,500 Technology Technology Centers 7 14 Patents 3,700+ 1,800+ R&D Employees 700 600 R&D 2010 investment $88M $80M 3 TRASAR T E C H N O L O G Y D ®

Balanced Industry Mix Combined Foodservice F&B Healthcare Hospitality 35% 25% 15% 10% 15% Other Foodservice Industrial Paper Hospitality F&B 40% 31% 5% 6% 18% 20% 17% 9% 7% 13% F&B Energy Industrial Paper Healthcare Hospitality Other 17% 9% 8% Energy

Balanced Geographic Mix Ecolab Nalco Combined North America 55% 49% 53% EMEA 30% 24% 27% Asia Pacific / Latin America 15% 27% 20% $1.5 billion Emerging Market Presence

Stronger Foundation for Combined Company

Great Fit

- Similar business cultures
- Technology and business model alignment
- Complete the circle of solutions
- Limited direct overlap … minimum disruption

Stronger Foundation

- $11B in combined revenue
- Strong cash flow: ~$1.2B in operating cash flow, ~$2B in EBITDA
- Strong balance sheet and financial wherewithal
- More balanced industry mix

Enhances both companies' prospects for greater growth

ECOLAB

Everywhere it Matters

Cleaner Safer. Healthier. More Efficient. More Sustainable.

NALCO

Essential Expertise for Water Management

27

Complementary Strengths Corporate Account Model Technology Technology Service Culture Service Culture Industrial Supply Chain Expertise Customer Base Customer Base Customer Value Customer Value

Synergies Accelerated Growth Opportunities Water treatment to Ecolab’s Food & Beverage, Institutional, Kay, Textile Care customers Institutional, Pest Elimination to Nalco’s Industrial, Paper, Oil and Gas customers Expand service and innovation investments Accelerate energy and emerging markets investment Cost Synergies Focused on near-term cost synergies and expect approximately $150 million of annualized cost savings Approximately one-third related to G&A and two-thirds related to supply chain No reductions in sales and service or R&D associates Management and Financial Leverage Similar business models and cultures Combination creates significant management capabilities and greater Nalco financial flexibility Innovation Synergies: Cross-Pollenization Nalco’s 3D TRASAR potential in Food & Beverage Clean-in-Place plant cleaning systems and commercial laundries Ecolab’s field technologies and antimicrobial science applications for Water, Energy and Paper Ecolab’s history of success in delivering

Financial Summary

Financial Strength ($ in billions) FY 2010 Financials Ecolab Nalco (*) Ecolab Post-Merger(*) Revenue $6.1 $4.1 $10.2 Gross Profit $3.1 $1.8 $4.9 % Margin 50.2% 44.6% 47.9% Operating Income $0.8 $0.5 $1.3 % Margin 13.4% 12.4% 13.0% EBITDA $1.2 $0.7 $1.8 % Margin 19.0% 16.5% 17.9% Net Income $0.5 $0.2 $0.7 Note: Figures adjusted for non-recurring items. * Revenue and EBITDA exclude $90 million and $55 million of sales and earnings related to the sale of COREXIT dispersants in connection with the Gulf of Mexico oil spill respectively. Revenue and EBITDA exclude $70 million and $22 million related to businesses divested during 2010, and other one-time adjustments and non-recurring charges respectively.

Significantly Increase Scale ($ mlns) Note: 2011E figures represent Ecolab and Nalco management forecasts. 1) Defined as Operating Income excluding special gains and charges plus Depreciation & Amortization. Adjusted EBITDA (1) $2,019 $1,279 $1,162 $1,083 $1,073 $981 $882 $0 $500 $1,000 $1,500 $2,000 $2,500 2006 2007 2008 2009 2010 2011E 2011E Pro Forma

Significant Cost Synergy Potential Run Rate Cost Synergies G&A $50 Supply Chain 100 Field Sales and Services 0 R&D 0 Total Cost Synergies $150 ($ in millions)

Ecolab merging Nalco to form the world’s leading cleaning, sanitizing and water management company, serving the institutional, industrial and energy (oil and gas) markets Nalco shareholders receive consideration valued at approximately $38.80, paid 70 percent stock / 30 percent cash subject to proration and adjustment Nalco shareholders will be entitled to receive, for each Nalco share, 0.7005 shares of Ecolab or $38.80 in cash, subject to proration such that overall consideration paid to Nalco shareholders shall be 70 percent Ecolab shares and 30 percent cash Nalco shareholders will receive in aggregate $5.4 billion ($3.8 billion Ecolab stock and $1.6 billion in cash) Total enterprise value of $8.1 billion, inclusive of $2.7 billion in Nalco net debt 10.9x 2011E EBITDA 9.0x 2011E EBITDA (with approximately $150 million of run-rate-cost synergies) Accretive to EPS and EPS growth 2012 EPS accretion of approximately $0.10 per share Combined company adjusted 2012 EPS forecast to be approximately $3.00 per share Nalco management team to join Ecolab Expected closing prior to year-end 2011 Subject to regulatory approval and other customary closing conditions Ecolab and Nalco shareholder votes Transaction Overview

Financing Financing $2.9 billion at closing for equity purchase and payoff of Nalco ST and securitized debt Financing to be addressed in next few weeks, including: New $1.5 billion revolver facility ST / LT Debt offering Committed financing Estimated Net Debt / EBITDA of ~2.7x Financial policy oriented toward an A range credit

Closing Conditions Receipt of necessary regulatory approvals / clearances Will require U.S., EU and other filings Completion of standard and customary closing conditions No financing contingency Shareholder votes Path to completion Expect to close by the end of 2011

2Q, 2011 Adjusted EPS Forecasts Raised Second Quarter (ended June 30) Expected to Reach Top End of Forecast Prior Guidance: adjusted EPS $0.62-$0.64 Expected: adjusted EPS $0.64 (+14%) Raising Full Year 2011 Guidance (excluding transaction) Prior Guidance: adjusted EPS $2.49 - $2.53 (+12% - 13%) New Guidance: adjusted EPS $2.52 - $2.56 (+13% - 15%)

Summary

Summary Market Leaders Serving Mega-Trends: Making the world cleaner, safer, healthier and more sustainable leverages mega trends including water scarcity, food safety, increasing energy demand, a larger and older population, and increasing human health challenges. Nalco is well-positioned to benefit from water, energy and emerging market trends, all providing strong long-term potential. Proven model of great technology and superior field service. New management team that has re-focused the company on growth. Ecolab is well-positioned in food safety and healthcare, benefiting from an increasing global focus on cleaning and sanitizing. Leading technologies and the largest and best-trained sales and service force. Proven and seasoned management team that has consistently delivered. Strengthened Combined Foundation: Global leadership positions in major end markets provides improved business balance. Strengthened Emerging Markets Exposure: The combined company will have more than $1.5 billion position in high growth emerging markets Leading Customers: Both companies serve the leaders in their end markets and have longstanding customer relationships built on premium products and service.

Summary Accelerated Growth: Faster expected growth together than either company can accomplish individually. Compatible and Complementary: Great fit in corporate cultures, technologies, competencies and business models. Nalco offers strong compatibility and a natural complement to Ecolab Business model and value proposition fit with Ecolab’s Combination provides more balanced end market exposure Water treatment is a core need for Ecolab’s customers, and presents an essential Circle the Customer opportunity Leadership continuity: Nalco operating management team will join Ecolab Attractive Synergies: Expect approximately $150 million in combined cost synergies Solid financial performance with potential for improved growth Accretive to EPS in 2012 and beyond Strong post-merger balance sheet with expected strong investment grade rating due to the limited cash component in the transaction Strong cash flow allows both business investment in critical growth drivers and for debt reduction